UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-34724

WAVE2WAVE COMMUNICATIONS, INC.
(Exact name of registrant as specified in its charter)
433 Hackensack Avenue
Hackensack, New Jersey 07601
(Address of Principal Executive Offices)

(201) 968-9797
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, $0.0001 Par Value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

           Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	| |
Rule 12g-4(a)(2)	| |
Rule 12h-3(b)(1)(i)	|X|
Rule 12h-3(b)(1)(ii)	| |
Rule 15d-6	| |

Approximate number of holders of record as of the certification or notice date: 46

           Pursuant to the requirements of the Securities Exchange Act of 1934, Wave2Wave Communications, Inc. has caused this certification and notice to be signed on its behalf by the undersigned duly authorized person.

Date:	December 16, 2010	By:	/s/ Aaron Dobrinsky
Aaron Dobrinsky
Chief Executive Officer